Mail Stop 3561

May 23, 2008

By Facsimile and U.S. Mail

Mr. Stephen L. Day
President and Chief Executive Officer
Dover Saddlery, Inc.
525 Great Road
Littleton, MA   01460

> **Re: Dover Saddlery, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
> **File No. 0-51624**

Dear Mr. Day:

We have reviewed your response dated May 6, 2008 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1. Business

The Company, page 2

1.   We note your response to comment 2 of our letter dated April 22, 2008 regarding your disclosure of product revenue information. Your current disclosure states "our products fall into the following three main categories: (1) saddles and tack; (2) specialized apparel; and (3) horse care and stable products." Also, other executives in the industry seem to refer to the same three product categories as expressed in your release dated April 15, 2008 by the President of Hobby Horse Clothing Company Inc., the company you recently acquired a significant, non-controlling interest. Please revise your disclosures accordingly to provide the product revenue information to comply with the requirements of Item 101(c)(1)(i) of Regulation S-K and paragraph 37 of SFAS 131.

Retail Store Locations, page 11

2.   We note your response to comment 3 of our letter dated April 22, 2008 regarding your three primary store formats. You appear to indicate from your response that you plan to clarify your store formats to meet more clearly defined criteria. Please confirm to us that your revised disclosure will indicate the store format model for each operating store location.

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 49

3.   We note your response to comment 9 of our letter dated April 22, 2008 regarding the classification of cash overdrafts in your consolidated statements of cash flows. Please note that upon the issuance of a check that exceeds the cash balance in that bank account the disbursement at that point becomes a financing activity with the bank whereby the net change in overdrafts during the period should be classified as a financing activity. Please report the net changes in these transactions in future periods as financing cash flows. Refer to TPA 1300.15 for further guidance.   Further, please tell us what you mean by the term "un-presented" checks and how does it differ from "outstanding checks."

Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies

Segment Information, page 50

4.   We note your response to comment 10 of our letter dated April 22, 2008 regarding your compliance with the reporting requirements of SFAS 131. Please clarify your discussion of paragraph 10 and the reference to "net revenue" as being the only factor. Also, explain more clearly the discussion wherein you appear to suggest that with respect to each of the "market channels" neither management nor your CEO as chief operating decision maker reviews and evaluates the performance of their respective gross margins at any time.   In this regard, tell us exactly what discrete financial information is prepared and available by "market channel" that is regularly reviewed by management and your CEO. Further, please provide to us, if available, for each of the three areas: (1) the 10 retail stores; (2) direct channel; and (3) catalog channel, which you refer to as "market channels," the revenues and gross margins during the fiscal years 2005, 2006 and 2007. Exhibit A did not include any financial data. Please provide us copies of the actual monthly internal operating reports provided to your CEO as chief operating decision maker and also those provided to the Board for the purpose of evaluating operating and

financial performance as well as a basis for allocating resources. We may have further comments.

Revenue Recognition, page 50

5.	We note your revised disclosure and response to comment 11 of our letter dated April 22, 2008 regarding disclosure of your revenue recognition accounting policy. Your revised disclosure is not consistent with the discussion in your response since it does not clearly state the terms that merchandise for direct sales are shipped FOB shipping point and that title and risk of loss transfers to the customer at the time of shipment. Further, your revised disclosures seem to imply that you do not recognize revenue until "delivery" has occurred. "Delivery" is usually understood as merchandise being delivered to the customer. Please revise your proposed disclosure and show what your new disclosure will look like.

6.	We also note in your response to comment 11 where you indicate that the customer pays for insurance on all merchandise orders. Please tell us if you are the obligor on the insurance. If so, please tell explain how you accrue and account for potential claims and disclose the amounts for all periods presented.

Form 8-K, filed April 15, 2008

Item 9.01 Financial Statements and Exhibits

7.	We note your acquisition of a significant non-controlling interest in Hobby Horse Clothing Company Inc. on April 15, 2008. According to the disclosure in Note K – Subsequent Events in Form 10-Q filed May 14, 2008 interest was acquired in exchange for 81,720 shares of your common stock and you plan to account for the investment using the equity method. Please tell us the percentage of interest acquired, the total cost of the investment, and the level of significance of the investment under Rule 1-02(w) of Regulation S-X. Please also note the financial information required by Rule 8-03(b)(3) and (4) of Regulation S-X.

General

	Please send us your response to our comments within ten business days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.
	You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments

on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief